December 20, 2011

Mr. John Stickel,

Attorney-Advisor

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Re: Immobiliare Global Investments, Inc.

Amendment No. 3 to the Registration Statement on Form S-1

Filed November 10, 2011

File No. 333-174261

Dear Mr. Stickel:

Immobiliare Global Investments, Inc. submits this letter to you in response to your letter of November 21, 2011, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in bold type and have followed each comment with our response.

General

1. Please revise to delete the second Table of Contents included after the financial statements on page F-33 or advise.

Response – We have included two tables of contents, one in the front of the document and one for the financial statements.  We believe that this presentation is appropriate.

2. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X. In this regard, the next amendment should be updated to include interim financial statements and related financial information, such as MD&A, as of and for the nine months ended September 30, 2011 and for the comparative interim period ended September 30, 2010.

Response – We have updated the S-1 for the financial statements and data for the three and nine months ended September 30, 2011 and 2010.

Prospectus Summary, page 6

3. We note your response to prior comment two and reissue in part. We note that you disclose your cash reserves as of June 30, 2011. Please revise here and on page 29 to update your disclosure as of the most recent practicable date.

Response – We have updated our cash reserves for the amount available at September 30, 2011.

Selected Financial Data, page 7

John Stickel, Esquire

Re: Immobiliare S-1/A-4

December 20, 2011

4. Refer to the June 30, 2011 interim data. It appears the amounts shown for current assets, total assets, total stockholders’ equity and working capital should instead be $130,915, $1,000,315, $(781,368) and $26,693, respectively, for the six months ended June 30, 2011. Please revise. The amounts shown in the Change column should also be revised accordingly. In addition, the amount of current assets at June 30, 2011 as shown on page F -19 should be revised to reflect $130,915 rather than $206,015. The difference appears due to the establishment of the deferred tax valuation allowance. Please ensure the September 30, 201 1 interim financial statements to be included in the next amendment takes this into consideration.

Response – We have updated the selected financial data to disclose the balances at September 30, 2011 and 2010.  We have also ensured that they match the financial statements presented for those periods.

Our History, page 22

5. We note your revised disclosure in response to our prior comment four. However, please revise this section to clarify if you intend to seek additional financing even if you raise 100% of proceeds in this offering.

Response -- We acknowledge the Staff’s comment and have revised our registration statement accordingly. We have added text to reflect that we intend to seek additional financing, even if we do not raise 100% of the proceeds in this offering in the seventh paragraph after the heading, as well as numerical paragraph 2 thereunder.

Management’s Discussion and Analysis, page 27

Results of Operations for the three and six months ended June 30, 201 1 and 2010, (unaudited), page 28

6. We note your disclosure in response to prior comment 6. For the three months ended June 30, 201 1, please reconcile the amount of net income shown with that in the statements of operations at page F -20. In addition, please revise the second sentence of the paragraph discussion of net income (loss) to clarify the meaning of the change in net income (loss) for the comparative three month period is due to the establishment of a full deferred tax asset valuation allowance during the second quarter. Please ensure the September 30, 2011 interim financial statements to be included in the next amendment takes this into consideration.

Response – We have updated the management discussion and analysis to disclose and discuss the balances at September 30, 2011 and 2010.  We have also ensured that they match the financial statements presented for those periods.

December 31, 2010 Audited Financial Statements

Statements of Cash Flows, page F-6

John Stickel, Esquire

Re: Immobiliare S-1/A-4

December 20, 2011

and

Note 7. Acquisition Notes Payable to Stockholders, page F-13

7. We have reviewed your response to prior comment 10 and the Purchase and Sale Agreement filed as Exhibit 10 to Amendment No. 3 to the Registration Statement on Form S-l. However, we note this Exhibit continues to reflect as consideration 25,000 restricted common shares rather than 125,000 restricted common shares as shown in the audited financial statement footnotes. Please revise the filing as appropriate or advise as to the discrepancy in the number of common shares issued.

Response – We acknowledge the Staff’s comment and are attaching a copy of the Purchase and Sale Agreement that was executed by the parties thereto and which reflects consideration as 125,000 restricted common shares.

June 30, 2011 Interim Financial Statements

Consolidated Statements of Operations, page F-20

and

Consolidated Statements of Stockholders’ Equity; page F-21

8. Please revise the amounts of income tax benefit (expense) and net income (loss) for the three and six months ended June 30, 2011 to reflect the recording of a full deferred tax valuation allowance in the amount of $75,100. We note you made the necessary change on the balance sheet; however, no corrective changes had been made to the amounts shown on the statements of operations, stockho1ders’ equity and cash flows. Please take this into consideration when including your September 30, 2011 interim financial statements in the next amendment.

Response – We have updated the financial statements for the three and nine months ended September 30, 2011 and 2010.

Signatures, page II-5

9. We note your response to prior comment 23 and reissue. Please revise the second signature block to include the signatures of your principal financial officer and principal accounting officer or controller. Refer to Instruction 1 to Form S-l.

Response - As with our last amendment number 3, the second signature block clearly designates Bradford P Margetts as our Principal Financial Officer and Principal Accounting Officer.

Exhibit 15. Letter re unaudited interim financial information

10. We note the inclusion of the Exhibit 15 letter from Randall N. Drake, CPA, PA, in response to our prior comment 20. In the next amendment, to the extent an interim review report continues to be included, please ensure consistency of the interim review

John Stickel, Esquire

Re: Immobiliare S-1/A-4

December 20, 2011

report date. In this regard, we noted the June 30, 2011 interim review report was dual dated as of September 23, 2011 and November 3, 2011, whereas the Exhibit 15 letter refers to the interim review report as being dated September 23, 2011.

Response – The financial statements have been updated for the three and nine months ended September 30, 2011 and 2010.  These statements have not been revised and are not dual dated.

Accountants’ Consent

11. Amendments should contain a currently dated accountants’ consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Response – We note the requirement to hold consents for five years.

12. We have reviewed your revisions made in response to prior comment 20. Please expand the second paragraph of Exhibit 23.1 to also disclose whether or not Randall N. Drake, CPA, PA, consents to the reference of their name under the caption Changes In and Disagreements with Accounting and Financial Disclosure. The current disclosure omits their consent to being referenced under that caption.

Response – We have revised the consents to include all references.

We appreciate the Staff’s comments and request that the Staff contact Clifford J. Hunt, Esquire at Law Office of Clifford J. Hunt, P.A. at (727) 471-0447 facsimile, (727) 471-0444 telephone, or by email at cjh@huntlawgrp.com with any questions or comments.

Sincerely,

/s/: Wayne Middleton

Wayne Middleton, President

cc: Clifford J. Hunt, Esq.

Law Office of Clifford J. Hunt, P.A.